UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding Continuation of Performance-Based

Stock Compensation Plan and

Additional Trust for Stock Acquisition

Tokyo, May 15, 2024 — MUFG today announced that, at a meeting of its Compensation Committee, it was resolved to continue a performance-based stock compensation plan for some directors and executive officers with some amendments.

At a Compensation Committee meeting held on May 16, 2016, it was resolved to introduce a performance-based stock compensation plan (the “Plan”) using a trust structure (including subsequent changes) as a new Group-wide incentive plan for eligible directors (excluding outside directors and audit committee members), corporate executive officers, executive officers, senior fellows, etc. (hereby collectively referred to as “Directors, etc.”) of MUFG and its four major MUFG Group subsidiaries (MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.; collectively the “Major Subsidiaries,” and MUFG and its Major Subsidiaries are hereinafter collectively referred to as the “Covered Companies”). The continuation and partial amendment of this plan was approved by the Compensation Committee on May 15, 2024.

Please see the press releases “Introduction of a Performance-Based Stock Compensation Plan for Directors and Other Executives” dated May 16, 2016, and “Notice on Continuation of Performance-Based Stock Compensation Plan and Additional Trust for Stock Acquisition,” dated May 15, 2018, and May 17, 2021, for a description of the Plan.

1.	Continuation of the Plan

(1)

In 2016, MUFG adopted the Plan, which utilized a trust structure, as a stock compensation plan for Directors, etc. of the Covered Companies to motivate them to contribute to the medium-to long-term enhancement of corporate value of MUFG Group and share an awareness of common interests with shareholders. MUFG recently announced a new Medium-term Business Plan (from FY2024 to FY2026) and positioned the next three years as a period to aggressively pursue and achieve growth. To this end, MUFG is promoting “Expand & Refine Growth Strategies,” “Drive Social & Environmental Progress,” and “Accelerate Transformation & Innovation” as the three pillars of its Medium-term Business Plan, with the goal of achieving its Purpose of being “committed to empowering a brighter future” by fulfilling its potential to become a “bridge” between stakeholders through the pursuit of economic and social value. The Plan will remain in effect following revisions to further align it with the Medium-term Business Plan. Through linking the Plan’s metrics with financial targets of the Medium-term Plan, non-financial targets related to sustainability, and share price targets based on relative TSR, we expect to incentivize the establishment of a management structure driven by business performance and share price from a more medium-to long-term perspective, encourage shared interest among shareholders in the medium-to long-term, as well as support efforts toward sustainability, which is one of the Group’s most important management challenges.

(2)

The Plan uses a structure referred to as a Board Incentive Plan Trust (the “BIP Trust”). A BIP Trust, like performance-based share plans and restricted stock plans in the U.S. and Europe, is a plan under which MUFG shares acquired through the BIP Trust and money equivalent to the liquidation value of MUFG shares (“MUFG Shares, etc.”), along with dividends arising from MUFG shares, are delivered or paid (“Distributed”) to Directors, etc., in accordance with their position, level of achievement (i.e., business performance based on goals set forth in the Medium- term Business Plan), and other relevant factors.

(3)

The continuation of the Plan was decided today by the Compensation Committee, of which the chair and a majority of the members are outside directors. The Compensation Committee continues to fairly evaluate the appropriateness of business performance goals, the achievement status thereof, and other relevant matters to ensure the transparency and objectivity of the decision-making process and the resulting decisions pertaining to the incentive plans for board members.

2.	Partial Revision of the Plan

In continuing with the Plan from FY2024 onward, MUFG will extend the trust period of the existing BIP Trust while partially revising the Plan. The content of the Plan will be maintained with the exception of the following:

(1)	Extension of the trust period, additional trust funds, and inheritance of residual MUFG Shares

The Plan comprises Trust I, under which MUFG Shares, etc. are to be Distributed to Directors, etc., of the Covered Companies upon their resignation or retirement, and Trust II, under which MUFG Shares, etc. are to be Distributed upon expiration of three consecutive fiscal years corresponding to the period covered by the relevant MUFG Medium-term Business Plan (the “Period Covered”; Trust I and Trust II are collectively “Trusts”). While both Trusts are to expire on August 31, 2024, the Plan will be continued by extending the period of each trust and entrusting additional funds as approved by the Compensation Committee. In cases where additional funds are to be entrusted, any MUFG shares (excluding MUFG shares to be delivered to Directors, etc., of the Covered Companies which still have not been Distributed) or money remaining in trust as of the last day of the trust period prior to the extension thereof (collectively referred to as “Residual Shares, etc.”) will be inherited by the Trusts following extension.

(2)	Upper limit of the amount of trust money to be contributed to the Trusts

For each Period Covered, each of the Covered Companies is to contribute money to the Trusts, in an amount not to exceed the prescribed upper limit applicable, as compensation for Directors, etc. The upper limit of the amount of trust money will be changed as set forth below.

j	MUFG

Upper limit of the amount of trust money to be contributed to Trust I: 1.6 billion yen*1

Upper limit of the amount of trust money to be contributed to Trust II: 5.9 billion yen*1

k	Major Subsidiaries (total of 4 companies)

Upper limit of the amount of trust money to be contributed to Trust I: 6.2 billion yen*1

Upper limit of the amount of trust money to be contributed to Trust II: 11.1 billion yen*1

*1	Total amount of funds for the acquisition of shares by the Trusts, as well as the trust fees and expenses, during the trust period.

(3)	Upper limit of MUFG shares to be delivered to Directors, etc., from the Trusts

The upper limit of points (MUFG shares) to be awarded from the Trusts to Directors for each Period Covered shall be changed as set forth below. One point corresponds to one MUFG Share.

j	MUFG

Upper limit of points (MUFG shares) to be awarded to Directors, etc., in Trust I: 2,300,000 points

Upper limit of points (MUFG shares) to be awarded to Directors, etc., in Trust II: 8,500,000 points

k	Major Subsidiaries (total of 4 companies)

Upper limit of points (MUFG shares) to be awarded to Directors, etc., in Trust I: 9,000,000 points

Upper limit of points (MUFG shares) to be awarded to Directors, etc., in Trust II: 16,000,000 points

(4)	Business performance indicators linked to Trust II

The MUFG Shares, etc. to be Distributed from Trust II to Directors, etc., of the Covered Companies are determined based on points awarded in accordance with the comparison of business performance with competitors (the “Points based on Comparison with Competitors”) and points awarded in accordance with the level of achievement of the relevant Medium-term Business Plan, etc. (the “Medium-term Business Plan Achievement Points”). A prescribed number of Points based on Comparison with Competitors and Medium-term Business Plan Achievement Points are awarded to Directors, etc., each month during the Period Covered in accordance with their executive positions. The total number of Points based on Comparison with Competitors accumulated is adjusted after the conclusion of the relevant fiscal year and that of Medium-term Business Plan Achievement Points accumulated is adjusted after the conclusion of the relevant Period Covered by adding or deducting points on the basis of business performance during the respective periods. MUFG Shares, etc., are then Distributed around July, immediately following the end of the relevant Period Covered. The coefficient linked to business performance, which is used to add or deduct points, fluctuates within a range of 0% to 150% depending on the level of achievement in terms of business performance. The indicators and methods used to evaluate this level of achievement are specified below.

(i) Portion of evaluation based on comparison with competitors (evaluation weight: 45%)

Comparison of the year-on-year growth rate of the following indicators with that of competitors:

•  Net consolidated business profits (evaluation weight: 25%)

•  Net income attributable to owners of parent (evaluation weight: 20%)

(ii)  Portion of evaluation based on the degree of achievement of the Medium-term Business Plan (evaluation weight: 55%)

Level of achievement of the target percentage, etc. specified in the Medium-term Business Plan for the following indicators:

•  Consolidated ROE (evaluation weight: 30%)

•  Consolidated expense ratio (evaluation weight: 10%)

•  ESG assessment*1 (evaluation weight: 10%)

•  TSR*2 (evaluation weight: 5%)

*1:   Evaluated via an evaluation code, etc., based on reduction of GHG emissions from own operations, MUFG employee survey score, ratio of women in management, and ratings granted by ESG rating agencies (MSCI, FTSE Russel, Sustainanalytics, S&P Dow Jones, CDP, etc.)

*2:   Evaluated through comparisons with TOPIX index (including dividends) and competitors.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our clients, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

(Reference)

Outline of the trust agreement

	Trust I	Trust II
(i) Trust type	An individually-operated designated trust of cash other than cash trust (third party benefit trust)
(ii) Trust purpose	Providing incentives to Directors, etc., of the Covered Companies
(iii) Settlor	MUFG
(iv) Trustee	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)
(v) Beneficiaries	Directors, etc., of the Covered Companies satisfying the beneficiary requirements
(vi) Trust caretaker	A third party that does not have any interest in the Covered Companies (certified public accountant)
(vii) Trust agreement date	May 17, 2016 (revision planned for May 16, 2024)
(viii) Trust period	May 17, 2016 to August 31, 2024 (extension until August 31, 2027 planned pursuant to a revision of the trust agreement to take place on May 16, 2024)
(ix) Plan start date	July 1, 2016
(x) Exercise of voting rights	No exercise
(xi) Type of acquired shares	Ordinary shares of MUFG
(xii) Amount of trust money	Approximately 6.7 billion yen (planned) (including trust fees and expenses)	Approximately 7.5 billion yen (planned) (including trust fees and expenses)
(xiii) Timing of acquisition of shares	May 17, 2024 (planned) to June 14, 2024 (planned)
(xiv) Method of acquisition of shares	Acquisition in the stock market
(xv) Holder of vested rights	MUFG
(xvi) Residual property	Residual property that can be received by MUFG, which is the holder of vested rights, shall be within the limit of the trust expense reserve calculated by deducting the cost for acquiring the shares from the Trust from trust money.